Exhibit 1.01

Conflict Minerals Report of VCA Inc.
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (the “Report”) of VCA Inc. (“VCA”) for calendar year 2015 in accordance with Rule 13p-1 (the “rule”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to the rule, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

The rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”).  The covered countries for the purposes of the rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”).

Certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.

Reasonable Country of Origin Inquiry (“RCOI”)

As explained in further detail below, VCA has conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals and the follow-up diligence in accordance with the OECD Framework (further discussed below).  The process undertaken was reasonably designed to determine whether any of Conflict Minerals contained in any products manufactured by VCA or which VCA contracted to have manufactured originated in the Covered Countries and whether any of such Conflict Minerals may be from recycled or scrap sources.

During our process, VCA underwent the following procedures:

•    identified those business segments which manufactured or contracted to manufacture products during the reporting period and made an assessment of which of those products are reasonably believed to contain one or more Conflict Minerals.  During this phase we determined that certain digital radiography equipment (“DR Equipment”) distributed by Sound, VCA’s medical technology business, came within the scope of the rule.  The DR Equipment is equipment used for x-ray imaging where digital x-ray sensors are used;

•    compiled a list of the components used to assemble the DR Equipment and determined, based on the reasonable belief of our engineers, whether the components contained or could potentially contain, Conflict Minerals, as well as whether the minerals were necessary to the functionality or production of the DR Equipment. All components identified as containing or potentially containing Conflict Minerals were obtained from third party suppliers as VCA does not obtain any raw materials directly;

•    identified which of our third party suppliers provided the components used in the production of the DR Equipment that we reasonably believe contain or may potentially contain Conflict Minerals;

•    VCA adopted a target test approach based on the dollar amount spent in calendar year 2015 in purchasing components from our third party suppliers. VCA selected all third party suppliers from whom we purchased components with a dollar value amount spent in calendar year 2015 of $200,000 or more.  As a result we made inquiries of third party suppliers representing approximately 95% of the total dollar amount spent on components that may contain Conflict Minerals;

•    contacted suppliers requesting information and documentation of the country of origin or source of Conflict Minerals using the Conflict Minerals Reporting Template (CMRT) that was created by the EICC and GeSI as a shared industry tool specifically designed to collect sourcing information related to Conflict Minerals; and

•    established a deadline for the identified suppliers to provide the requested Conflict Minerals information and documentation.

Exhibit 1.01

Due Diligence:

Due Diligence Design:

The due diligence process has been designed in conformance with the due diligence related steps of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).

Due Diligence Measures:

•    obtained responses from all identified suppliers; and

•    reviewed the responses compiled for each responding supplier.

Conclusion:

VCA has received as of the date of this report, responses to the CMRT from all of the suppliers contacted.  Two of the seven suppliers either declared that Conflict Minerals used in components used in the production of the DR Equipment do not originate in any of the Covered Countries or did not use Conflict Minerals in production.

The remaining five suppliers have declared to having knowledge that Conflict Minerals used in components that were used in the production of the DR Equipment originated from the Covered Countries.  These suppliers were unable to identify all of the smelters or refiners (SORs) that were the source of Conflict Minerals contained in these components.  For the SORs that were identified by these suppliers as a source of Conflict Minerals contained in these components, the responses identified SORs that have been certified conflict free via the Conflict-Free Sourcing Initiative’s (CFSI) Conflict-Free Smelter Program and SORs that have not been certified as conflict free. The efforts to determine the mine or location of origin include the RCOI and due diligence measures described above.

This report is publicly available at http://investor.vca.com/governance.cfm.

Risk Mitigation/Future Due Diligence Measures

Although VCA is several levels removed from the actual mining of Conflict Minerals and does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries, in order to mitigate the risk that it’s necessary Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries, including any steps to improve our due diligence, VCA:

•    Is in the process of implementing, a supply chain policy/risk management plan to address the current risks in its supply chain; and

•    continues to perform due diligence in its chain of supply by obtaining confirmation from the responding suppliers of their planned compliance of the Conflict Mineral requirements and following-up with suppliers who have not responded to our Conflict Minerals reporting questionnaire.

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